EXHIBIT 21
ASTRONICS CORPORATION
SUBSIDIARIES OF THE REGISTRANT

		State (Province),
		Country of
Subsidiary	Ownership Percentage	Incorporation
Luminescent Systems, Inc.	100%	New York, USA
Astronics Advanced Electronic Systems Corp.	100%	Washington, USA
Luminescent Systems Canada, Inc.	100%	Quebec, Canada
Astronics Air, LLC	100%	New York, USA
LSI — Europe B.V.B.A.	100%	Brussels, Belgium
DME Corporation	100%	Florida, USA